Exhibit 99.6
Jilin Chemical Industrial Company Limited
2005 Profit Appropriation Plan
     This 2005 Profit and Dividend Appropriation Plan was prepared in accordance with the relevant provisions of the Company’s Articles of Association and is hereby submitted to the meeting of the Board of Directors for review and consideration and then to the Company’s 2005 annual general meeting for shareholders for approval.
1. 2005 Profit Appropriation Plan
     For the year ended December 31, 2005, the Company’s net loss as audited in accordance with PRC GAAP was RMB762.48 million. The accumulated loss at the beginning of 2005 and as of December 31, 2005 was RMB702.52 million and RMB1,462.82 million, respectively, in accordance with PRC GAAP. The Company’s net loss as audited in accordance with IFRS was RMB733.33 million. The accumulated loss at the beginning of 2005 and as of December 31, 2005 was RMB605.87 million and RMB1,336.05 million, respectively, in accordance with IFRS. The Company has no profit to distribute for 2005.
2. 2005 Dividend Distribution Plan
     In view of the Company’s financial condition in 2005, the Board of Directors proposes that no year-end dividend shall be distributed for 2005 and no surplus shall be converted for the increase of the Company’s capital.
     The above mentioned Profit Appropriation Plan is hereby submitted to the Company’s 2005 annual general meeting for shareholders’ review and approval.
June 7, 2006